Boston Properties, Inc.

800 Boylston Street, Suite 1900

Boston, MA 02199-8103

May 5, 2011

VIA EDGAR

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Boston Properties, Inc.

Form 10-K for the year ended December 31, 2010

File No. 001-13087

Dear Mr. Gordon,

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended December 31, 2010 of Boston Properties, Inc. (the “Company”), as set forth in your letter (the “Comment Letter”) dated April 25, 2011 to Michael E. LaBelle, Chief Financial Officer of the Company.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Results of Operations, page 56

Comment No. 1

We note your response to comment six in our letter dated March 14, 2011 and your existing 10-K disclosure related to your obligation to pay tenant improvement costs in the future. In future periodic reports, please provide more detailed disclosure regarding your leasing activity for the reporting period, including the disclosure regarding tenant improvement and leasing commissions psf.

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

May 5, 2011

Response to Comment No. 1

In future periodic filings, the Company will provide more detailed disclosure regarding leases signed during the reporting period, including the disclosure regarding tenant improvements and leasing commissions on a per square foot basis.

*    *    *

As requested in the Comment Letter, the Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (617) 236-3352, Arthur S. Flashman, Vice President, Controller at (617) 236-3463, or Eric G. Kevorkian, Senior Vice President, Senior Corporate Counsel at (617) 236-3354.

Sincerely,

/s/ Michael E. LaBelle

Michael E. LaBelle
Senior Vice President, Chief Financial Officer
of Boston Properties, Inc.

cc:	Arthur S. Flashman

Vice President, Controller

Eric G. Kevorkian

Senior Vice President, Senior Corporate Counsel

Ettore Santucci, Esq.

Daniel Adams, Esq.

Goodwin Procter LLP

2